HOLLEY INC.

1801 Russellville Road

Bowling Green, Kentucky 42101

January 10, 2024

VIA EDGAR

Division of Corporation Finance

Office of Trade and Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eranga A. Dias

Re:	Holley Inc. Registration Statement on Form S-3 File Number 333-276324

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Holley Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be accelerated so that it will become effective at 4:00 p.m. Eastern time on January 12, 2024, or as soon thereafter as practicable or at such later time as the Company may orally request via telephone call to the staff of the United States Securities and Exchange Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Mayer Brown LLP, by calling David S. Freed at 212-506-2498.

Please telephone the undersigned (at 270-782-2900) or David S. Freed (at the number set forth above) if you have any questions with respect to the foregoing.

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Very truly yours, HOLLEY INC.

By:	/s/ Carly Kennedy
Name:	Carly Kennedy
Title:	Executive Vice President and General Counsel

cc:	Matthew Stevenson, Holley Inc. Jennifer J. Carlson, Mayer Brown LLP David S. Freed, Mayer Brown LLP